UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-00812

RAYTHEON SAVINGS AND INVESTMENT PLAN

UNITED TECHNOLOGIES CORPORATION REPRESENTED

EMPLOYEE SAVINGS PLAN

(Exact name of registrant as specified in its charter)

Raytheon Technologies Corporation

1000 Wilson Blvd

Arlington, Virginia 22209

(770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Raytheon Savings And Investment Plan

Plan Interests In The United Technologies Corporation Represented Employee Savings Plan

(Title of each class of securities covered by this Form)

Raytheon Technologies Corporation common stock, par value $1.00 per share*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Effective December 31, 2022, Raytheon Technologies Corporation merged the Raytheon Savings and Investment Plan (the “RAYSIP”) and the United Technologies Corporation Represented Employee Savings Plan (together with the RAYSIP, the “Plans” and each, a “Plan”) with and into the United Technologies Corporation Employee Savings Plan, the surviving plan, which was amended and restated and, effective January 1, 2023, renamed the Raytheon Technologies Corporation Savings Plan (the “Plan Merger”). As a result of the Plan Merger, interests in each Plan, which previously constituted securities registered under the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 12h-3(b)(1)(i), this Form 15 is being file to reflect the suspension of each Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Raytheon Technologies Corporation Savings Plan, as successor-in-interest to the Plans, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 20, 2023

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN

By	/s/ Jeffrey W. Kridler
Name: Jeffrey W. Kridler
Title: Corporate Vice President, Total Rewards